Clint B. Davis
Senior Vice President, Legal Affairs & General Counsel
201 Technology Dr. • Irvine • California • 92618
Main Line:     949.450.5400
Direct Line:     949.450.5425
Facsimile:     949.450.5310
Website: www.endocare.com

April 15, 2009
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Jay Ingram Mr. Ruairi Regan

Re:	Withdrawal of Request for Acceleration of Effectiveness Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Gentlemen:
     On behalf of Endocare, Inc. (the “Company”), the undersigned hereby respectfully requests the withdrawal of its acceleration request dated April 8, 2009, which requested an effective date of Thursday, April 9, 2009, at 2:00 p.m., Eastern Daylight Time, in connection with the above-referenced Registration Statement on Form S-4.
     Please direct any questions or comments regarding this request for withdrawal to the Company’s outside counsel, David C. Lee of Gibson, Dunn & Crutcher LLP, via facsimile to (949) 475-4681 or via telephone to (949) 451-4069.

Very truly yours,

ENDOCARE, INC.

/s/ Clint B. Davis
Clint B. Davis
Senior Vice President, Legal Affairs and
General Counsel

cc:	Michelle A. Hodges, Gibson Dunn & Crutcher LLP David C. Lee, Gibson Dunn & Crutcher LLP